INVESTMENT MANAGERS SERIES TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of November 30, 2009, by and between INVESTMENT MANAGERS SERIES TRUST, a Delaware statutory trust (the “Trust”), on behalf of its series listed in Appendix A, as amended from time to time (the “Fund”), and W.P. Stewart & Co., Inc. (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated November 30, 2009 (the “Investment Advisory Agreement”);

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of each Fund) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.           Limit on Operating Expenses.  The Advisor hereby agrees to limit the Fund’s annual Operating Expenses to the annual rate, expressed as a percentage of the Fund’s average daily net assets, set forth on Appendix A (the “Annual Limit”).  In the event that the annualized Operating Expenses for the Fund, as accrued each month, exceed the Fund’s Annual Limit, the Advisor will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.  Such payment may include waiving all or a portion of the Advisor’s investment advisory fee.

2.           Definition.  For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, dividend or interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A) and expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3.           Reimbursement of Fees and Expenses.  Subject to this Paragraph 3, any payments to the Fund (or waivers of fees) by the Advisor pursuant to this Agreement in any fiscal year of the Fund are subject to reimbursement by the Fund to the Advisor, if so requested by the Advisor within 10 days of the end of such fiscal year, to the extent that such reimbursement would not cause the Fund’s Operating Expenses for such fiscal year to exceed the Annual Limit.  In no case will the reimbursement amount exceed the total amount of payments (or waivers) made by the Advisor in such fiscal year pursuant to this Agreement and will not include any amounts previously reimbursed.  No such reimbursement may be paid prior to the Fund’s payment of current Operating Expenses.  Notwithstanding anything to the contrary herein, the provisions of this Paragraph 3 shall survive the termination of this Agreement, provided that the Investment Advisory Agreement has not been terminated.  In such event, the Annual Limit for purposes of this Paragraph 3 shall continue to be the amounts listed in Appendix A.

4.           Term.  This Agreement shall become effective on the date specified herein and shall remain in effect until December 31, 2010, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.           Termination.  This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor.  This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld.  This Agreement will automatically terminate, with respect to the Fund listed in Appendix A, if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for that Fund.

6.           Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.           Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.           Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

INVESTMENT MANAGERS SERIES TRUST	W.P. STEWART & CO. INC.

By:	By:
Print Name:	Print Name:
Title:____________________________________	Title:____________________________________

Appendix A

Fund	Operating Expense Limit

W.P. Stewart & Co. Growth Fund	1.49% of average daily net assets of the Fund.